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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)

                          -----------------------------

                    DAVIDSON DIVERSIFIED REAL ESTATE I, L.P.
                            (Name of Subject Company)

                         COOPER RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                          -----------------------------

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                          -----------------------------






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                        AMENDMENT NO. 5 TO SCHEDULE 14D-1

             This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on August 27, 1998, as amended by Amendment No. 1 filed with the Commission on September 28, 1998, Amendment No. 2 filed with the Commission on October 5, 1998, Amendment No. 3 filed with the Commission on October 19, 1998 and Amendment No. 4 filed with the Commission on November 17, 1998 (the "Statement") by Cooper River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Apartment Investment and Management Company ("AIMCO") relating to the tender offer of the Purchaser for up to 140 of the outstanding units of limited partnership interest (the "Units") of Davidson Diversified Real Estate I, L.P. (the "Partnership"), at a purchase price of $4,000 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the original Statement.


ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (b) Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), has reduced its purchase price and now is offering to purchase up to 140 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $2,400 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1998 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase, dated December 15, 1998 (the "Supplement"), and the related Assignment of Partnership Interest (which, together with any further supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase, Assignment of Partnership Interest and the Supplement are filed as Exhibits (a)(1), (a)(2) and (a)(9), respectively. The information set forth in the Offer to Purchase under "Introduction" and the information set forth in the Supplement is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) As a result of the decrease in the Purchase Price, the total amount of funds necessary to purchase the maximum number of Units sought in the Offer and to pay related fees and expenses will be approximately $1,000,000. The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates"), in Section 12 ("Source of Funds") and in the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

             (f) The information set forth in the Offer to Purchase, the Assignment of Partnership Interest and the Supplement, copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(9), respectively, is incorporated herein by reference in its entirety.

                  The Offer has been extended to 5:00 p.m., New York time, on Thursday, December 31, 1998. On December 15, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 113.85 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(11) to this Amendment No. 5 and is incorporated herein by reference in its entirety.




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ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

              (a)(9)  Supplement, dated December 15, 1998.

              (a)(10) Cover Letter, dated December 15, 1998, to Limited Partners of the Partnership.

              (a)(11) Text of press release issued by the Purchaser on December 15, 1998.




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                                              SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1998

                                       COOPER RIVER PROPERTIES, L.L.C.

                                       By:  Insignia Properties, L.P.,
                                            its managing member

                                       By:  Insignia Properties Trust,
                                            its general partner


                                       By:  /s/ PATRICK J. FOYE
                                          ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                       INSIGNIA PROPERTIES, L.P.

                                       By:  Insignia Properties Trust,
                                            its general partner


                                       By:  /s/ PATRICK J. FOYE
                                          ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                       INSIGNIA PROPERTIES TRUST


                                       By:  /s/ PATRICK J. FOYE
                                          ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President


                                       APARTMENT INVESTMENT AND
                                       MANAGEMENT COMPANY


                                       By:  /s/ PATRICK J. FOYE
                                          ------------------------------------
                                            Patrick J. Foye
                                            Executive Vice President




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                                  EXHIBIT INDEX
                                  -------------

   EXHIBIT NO.                           DESCRIPTION
   -----------                           -----------

     (a)(9)     Supplement, dated December 15, 1998.

     (a)(10) Cover Letter, dated December 15, 1998, to Limited Partners of the Partnership.

     (a)(11) Text of press release issued by the Purchaser on December 15, 1998.